

05038276

NITED STATES
ID EXCHANGE COMMISSION
iington, D.C. 20549

BD 3/15

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL RECEIVED
FEB 2 8 2005
WASH. D.C.
PROCESSING
SECTION

SEC FILE NUMBER
8- 41206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/1/04___ AND ENDING ___12/31/04___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE TAVENNER COMPANY

r ED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 Mechanicsburg Road

MAR 4 8 2005

(No. and Street)

THOMSON FINANCIAL

Springfield   Ohio   45502

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William James Tavenner Sr.   (937) 399-8415
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.

(Name – if individual, state last, first, middle name)

2525 N. Limestone Street, Suite 103   Springfield   Ohio   45503

(Address)   (City)   (State)   (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____William James Tavenner Sr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____The Tavenner Company_____ , as of _____December 31_____ , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Charles D. Littleton, Atty
Notary public, no expiration

_____
Signature

_____President_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TAVENNER COMPANY

Financial Statements

December 31, 2004 and 2003

with

Independent Auditors' Report

THE TAVENNER COMPANY

Table of Contents



Clark,Schaefer,Hackett&Co.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditors' Report

Board of Trustees
The Tavenner Company
Springfield, Ohio

We have audited the accompanying statements of financial condition of The Tavenner Company (the Company) as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer Hackett & Co.

Springfield, Ohio
February 19, 2005

THE TAVENNER COMPANY
Statements of Financial Condition
December 31, 2004 and 2003

Assets

		2004	2003
Current assets:			
Cash	$	5,738	14,828
Commission receivable		16,966	25,364
Other receivable, from related party		-	3,140
Total current assets		22,704	43,332
Property:			
Furniture and fixtures		11,952	8,728
Accumulated depreciation		(7,966)	(5,795)
		3,986	2,933
Non-current assets:			
Certificate of deposit		7,401	7,279
Total non-current assets		11,387	10,212
Total assets	$	34,091	53,544

Liabilities and Stockholder's Equity

		2004	2003
Current liabilities:			
Commissions payable	$	14,085	23,753
Stockholder's equity:			
Common stock, no par value; authorized 750 shares,			
100 shares issued and outstanding		200	200
Additional paid-in capital		18,115	18,115
Retained earnings		1,691	11,476
Total stockholder's equity		20,006	29,791
Total liabilities and stockholder's equity	$	34,091	53,544

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Operations
For the Years Ended December 31, 2004 and 2003

		2004	2003
Revenue:			
Commissions	$	527,677	491,108
Other income		7,427	-
Interest		122	221
Total revenue		535,226	491,329
Expenses:			
Commissions		439,063	396,721
Insurance		15,596	14,461
Professional fees		9,253	17,850
License and registration		20	128
Regulatory fees		4,418	3,682
Errors and omissions		-	2,336
Home office expenses		16,610	-
Advertising		-	2,312
Meetings		-	30
Travel		2,468	478
Depreciation		2,171	1,925
Office supplies		9,849	2,872
Repairs and maintenance		6,062	417
Postage		2,822	2,525
Contract labor		14,400	12,159
Rent		15,000	15,000
Dues and subscriptions		2,003	250
Telephone		2,651	2,940
Utilities		2,353	3,576
Miscellaneous		272	166
Total expenses		545,011	479,828
Net (loss) income	$	(9,785)	11,501

See accompanying notes to the financial statements.

THE TAVENNER COMPANY

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2004 and 2003

		Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balance at January 1, 2003	$	200	18,115	(25)	18,290
Net income		-	-	11,501	11,501
Balance at December 31, 2003		200	18,115	11,476	29,791
Net loss		-	-	(9,785)	(9,785)
Balance at December 31, 2004	$	200	18,115	1,691	20,006

See accompanying notes to the financial statements.

THE TAVENNER COMPANY

Statements of Cash Flows

For the Years Ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income (loss)	$	(9,785)	11,501
Adjustments to reconcile net income (loss) to net cash			
provided (used) by operating activities:			
Depreciation		2,171	1,925
Effects of changes in operating assets and liabilities:			
Commission receivable		8,398	(7,358)
Other receivable, from related party		3,140	-
Accrued and withheld liabilities		(9,668)	8,138
Cash flow provided (used) by operating activities		(5,744)	14,206
Cash flows used by investing activities:			
Purchase of furniture and fixtures		(3,224)	-
Certificate of deposit acquired and interest retained		(122)	(221)
Cash flow used by investing activities		(3,346)	(221)
Increase (decrease) in cash		(9,090)	13,985
Cash, beginning of year		14,828	843
Cash, end of year	$	5,738	14,828
Supplemental disclosures:			
Cash paid for:			
Interest	$	-	-
Taxes	$	-	-

See accompanying notes to the financial statements.

1. Summary of Significant Accounting Policies:

   The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

   Description of business

   The Tavenner Company is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is located in Springfield, Ohio.

   Method of accounting

   The Company prepares its financial statements on the accrual basis method of accounting.

   Cash

   For the purpose of financial statement reporting, the Company considers amounts on hand and in demand deposits and certificates of deposit with original maturities of three months or less to be cash.

   Use of estimates

   Financial statements prepared in conformity with accounting principles generally accepted in the United States of Ohio requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Property, equipment and depreciation

   Property and equipment are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets.

2. Operations:

   The Company is a registered broker/dealer engaged primarily in selling mutual funds and variable life products. Customers' securities transactions are recorded on a settlement date basis and the related commission revenues and expenses are accrued on a trade date basis.

   All securities transactions are carried on a fully disclosed basis.

   The Company is exempt from special reserve requirements for brokers and dealers under rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(ii).

3. Federal Income Taxes:

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes. Rather, the shareholder

is liable for the individual federal income taxes on his respective share of the Company's taxable income.

4. Related Party Transactions:

During 1999 the Company invested $3,140 in a newly formed Limited Liability Company. This interest was sold during 2002 and the receivable amount carried as other receivable, from a related party was repaid during 2004.

The Company's sole stockholder also controls an insurance company. The Company leases on a month-to-month basis office space, equipment and obtains administrative and support services under an operating agreement between the Company and the commonly owned insurance company. The amounts expensed for these services include $15,000 each for 2004 and 2003 for office and equipment rent and $16,610 for 2004 administrative and support services. No amount was charged during 2003 for administrative and support services.

5. Subordinated Liabilities:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2004 and 2003. Therefore, no related reporting to regulatory agencies is required.

6. Net Capital Requirements:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004 and 2003 the Company had net capital of $12,991 and $21,961, which was $7,991 and $16,961 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.08 to 1.0 and 1.08 to 1.0 for 2004 and 2003 respectively.

THE TAVENNER COMPANY
Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2004

Net Capital:		
Total stockholder's equity	$	20,006
Deductions for non-allowable assets:		
Commission receivable, net of commissions payable		(2,881)
Fixed assets, net		(3,986)
Haircuts on securities		
Certificate of deposit (2%)		(148)
Net Capital	$	12,991
Aggregate Indebtedness:		
Accrued expenses	$	14,085
Total aggregate indebtedness	$	14,085
Computation of Basic Net Capital Requirement:		
Minimum net capital requirements:		
Minimum dollar requirement	$	5,000
Total requirement	$	5,000
Excess Net Capital		7,991
Ratio: Aggregate indebtedness to net capital		1.08 to 1.0
Reconciliation with Company's Computation:		
Included in part IIA of Form X-17A-5 as of December 31, 2004		
Net capital per unaudited computation	$	13,028
Effect of audit and client adjustments on stockholders' equity		(37)
Net capital per audited computation above	$	12,991



Clark, Schaefer, Hackett & Co.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditors' Report on Internal Controls

Board of Directors
The Tavenner Company

In planning and performing our audit of the financial statements of The Tavenner Company (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e),

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all

matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer Hackett & Co.

Springfield, Ohio
February 19, 2005